NEWS RELEASE

Lithium Argentina Reports Fourth Quarter and
Full Year 2025 Results

March 23, 2026 - Zug, Switzerland: Lithium Argentina AG ("Lithium Argentina" or the "Company") (TSX: LAR) (NYSE: LAR) today announced its fourth quarter and full year 2025 results. Unless otherwise stated, results are presented in United States dollars on a 100% basis.

Sam Pigott, Lithium Argentina's CEO, commented:

"2025 was an exceptional year for Lithium Argentina. Cauchari-Olaroz ended the year near full capacity with costs coming in among the lowest reported for lithium chemical production globally. With the operation now generating significant cash flow, Cauchari-Olaroz  distributed over $85 million ($42 million for our share),while closing a $130 million six-year debt facility further strengthening our balance sheet.

"As we look at 2026, our priorities are clear. By building on Cauchari-Olaroz as a proven, low-cost foundation, we are increasing our focus on the next phase of growth. PPG and Stage 2 represent two of the most compelling large-scale lithium chemical supply opportunities in the Americas. With increasing conviction in the long-term lithium outlook, supported by energy storage demand, we are well-positioned to advance and continue to de-risk our growth plans and create meaningful value for our shareholders."

Highlights

Cauchari-Olaroz

The Company owns a 44.8% interest in the Cauchari-Olaroz lithium brine operation ("Cauchari-Olaroz").

  Lithium Production: Approximately 9,700 tonnes of lithium carbonate were produced in the fourth quarter of 2025 and 34,1001 for the year ended December 31, 2025.
    2025 production achieved the high end of the guidance2 range with a 34% increase over 2024.
  Operating Costs: The cost of sales for the fourth quarter of 2025 was $66 million, with cash operating costs of $5,618 per tonne3 of lithium carbonate sold.
    The lower operating costs reflect the implementation of structural improvements and operational efficiencies designed to be sustained.
  Pricing: Revenue for the fourth quarter of 2025 totaled $92 million, with an average realized price4 of approximately $9,049 per tonne of lithium carbonate sold.
    The average realized price for first quarter of 2026 is expected to be approximately $17,000 per tonne of lithium carbonate sold, reflecting a significant increase in market prices since the end of 2025.
  Net Income: For the fourth quarter of 2025 was $31 million, and for the year ended December 31, 2025, was a loss of $39 million5.
  Adjusted EBITDA4: For the fourth quarter of 2025 was $30 million and $56 million for the year ended December 31, 2025.
  2026 Guidance: 2026 production guidance set at 35,000 - 40,000 tonnes of lithium carbonate.
    Production volumes are expected to increase in 2026 with continued improvements and optimization efforts ongoing to support long-term operational performance.

1 Approximately 34,100 tonnes of lithium carbonate production is inclusive of 359 tonnes of lithium carbonate equivalent from lithium chloride concentrate produced and sold to Ganfeng Lithium Group Co. Ltd. ("Ganfeng") in H1 2025 to support the start-up of Ganfeng's Mariana lithium project.

2 The Company provided 2025 annual production guidance of 30,000 - 35,000 metric tonnes.

3 Cash operating costs includes all expenditures incurred at the site such as brine management, lithium plant processing, site and provincial office overheads and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs. Cash operating cost per tonne is a non-GAAP financial measure or ratio and does not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See "Non-IFRS and Other Financial Measures".

4 Refer to section titled "Non-IFRS and Other Financial Measures" below.

5 Includes interest on related party loans and other finance costs of $26 million and $139 million accordingly.

NEWS RELEASE

PPG6 and Cauchari-Olaroz Expansion

  Stage 2 Expansion: Cauchari-Olaroz is advancing an expansion plan to increase production capacity by 45,000 tpa of lithium carbonate equivalent ("LCE") ("Stage 2").
    Expanded measured and indicated mineral resource estimate by 42% to 28.1 million tonnes ("Mt") of LCE at an average grade of 562 mg/L lithium7.
    Following stronger than expected performance at Cauchari-Olaroz, development of the 5,000 tpa direct lithium extraction ("DLE") plant will continue with initial deployment at Ganfeng's nearby Mariana operation to support technology integration and operational learnings.
    Completion of Stage 2 development plan, including DLE processing technologies, is expected in mid-2026.
    Stage 2 RIGI8 application and environmental permits were both filed in December 2025.
  PPG: Continues to advance an integrated development plan targeting 150,000 tpa of LCE production across three phases.
    In December 2025, a comprehensive Scoping Study was filed producing an after-tax NPV8% of $8.1 billion and IRR of 33% at $18,000 per tonne lithium carbonate price.
    In November 2025, PPG received its Stage 1 environmental permit approval with a RIGI application submitted in February 2026.
    The consolidation of PPG into a new JV is substantially complete with closing expected during the second quarter of 2026.
    Ganfeng and Lithium Argentina continue to advance financing options with potential customers and strategic partners for offtake and minority ownership interests.

Lithium Argentina Financial and Corporate.

  As of December 31, 2025, L.ithium Argentina held $61 million in cash and cash equivalents
    Subsequent to year-end, Cauchari-Olaroz completed $85 million ($42 million for the Company's share) in cash distributions from the operation.
  On March 20, 2026, the Company completed the $130 million debt facility ("Debt Facility") from Ganfeng.
    The Debt Facility has a 6-year term at an interest rate of SOFR plus 2.5% providing increased flexibility to support refinancing the Company's existing corporate debt.
  The Company is considering a secondary listing on either the Australian Securities Exchange ("ASX") or the Hong Kong Stock Exchange ("HKEX") to broaden access to Asia-Pacific investors while maintaining the NYSE listing.
INVESTOR WEBCAST ___ AN INVESTOR WEBCAST HAS BEEN SCHEDULED FOR 10:00am ET ON Monday, March 23, 2026. Please use the following link to access: Fourth Quarter and Full Year 2025 Earnings Webcast

6 Company and Ganfeng have agreed to enter into a new joint venture that will consolidate Ganfeng's solely owned Pozuelos-Pastos Grandes project with Lithium Argentina's Pastos Grandes project (85% owned) and the Sal de la Puna project (65% owned), (collectively, "PPG"). PPG is located in Salta Province. Upon closing the New JV, Ganfeng will hold a 67% interest and Lithium Argentina will hold a 33% interest in PPG.

7 See the technical report titled "2026 Cauchari-Olaroz NI 43-101 Technical Report, Jujuy, Argentina" with an effective date of February 27, 2026 filed on the Company's SEDAR+ profile for more information about the mineral resource estimate and associated key assumptions and parameters.

8 Incentive Regime for Large Investments, Régimen de Incentivo para Grandes Inversiones

NEWS RELEASE

FINANCIAL RESULTS

Selected consolidated financial information of the Company is presented as follows:

(in US$ million except per share information)	Years ended December 31,
	2025	2024
	$	$
Expenses	(77.5)	(60.4)
Net loss	(76.8)	(15.2)
Loss per share - basic	(0.47)	(0.09)
Loss per share - diluted	(0.47)	(0.09)

(in US$ million)	As at December 31, 2025	As at December 31, 2024
	$	$
Cash and cash equivalents	61.1	85.5
Total assets	1,099.8	1,131.2
Total liabilities	(282.8)	(240.3)

For the year ended December 31, 2025, the Company reported a net loss of $76.8 million, compared to a net loss of $15.2 million in 2024. The higher loss was primarily driven by a larger share of loss from the Cauchari-Olaroz Project of $39.8 million, which includes $13.7 million of current year losses and the recognition of $26.1 million of previously unrecognized losses from 2024 following the capitalization of certain loans into Minera Exar's equity. The increase in net loss also reflects a $9.3 million loss related to the JEMSE receivable, higher non-cash share-based compensation expense of $15.0 million, and a $2.4 million loss on the change in the fair value of the Convertible Notes derivative liability, compared to a gain in the prior year. These impacts were partially offset by lower exploration and evaluation expenditures and reduced transaction costs compared to 2024.

This news release should be read in conjunction with Lithium Argentina's consolidated annual financial statements and management's discussion and analysis for the year ended December 31, 2025, which are available on SEDAR+ and EDGAR.

NON-IFRS AND OTHER FINANCIAL MEASURES

Exar Cash Operating Costs and Total Cash Costs per Tonne

Lithium Argentina reports Exar's "Cash Operating Costs per tonne" and "Total Cash Costs per tonne" as key non-GAAP financial measures or ratios. These non-GAAP financial measures or ratios do not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. The most directly comparable IFRS measure is Cost of Sales. These metrics provide investors with insight into the Company's cost structure by excluding non-cash and non-operating items, thereby enabling better comparability of operating performance.

Cash Operating Cost (C1) includes all expenditures incurred at the site, such as brine management, lithium plant processing, site and provincial office overheads, and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs.

Total Cash Costs (C2) include all C1 costs, along with selling costs, export duties (net of refunds) and provincial royalties. Tonnes are reported on a tonnes sold basis at FOB Buenos Aires port. Exar covers the cost of transporting lithium carbonate to the port, while the delivery cost to the buyer's factory in China, along with processing and other costs are subtracted from the sales price.

NEWS RELEASE

RECONCILIATION TO NON-GAAP MEASURES

(Exar on a 100% basis)		Three months ended December 31,			Twelve months ended December 31,
In USD millions (unless stated otherwise)		2025	2024	Change	2025	2024	Change
Cost of sales	M$	66	67	(1)	239	178	61
(-) Depreciation and inventory net realizable value adjustments	M$	(15)	(11)	(4)	(53)	(12)	(41)
(+) General & administration and sales logistics	M$	6	6	-	20	15	5
C1: Cash Operating Costs	M$	57	62	(5)	206	180	25
(+) Selling costs, duties and royalties	M$	4	3	1	10	7	3
C2: Total Cash Costs	M$	61	65	(4)	216	188	27
Li2CO3 Shipments (dry base)	tns	10,114	9,383	731	33,670	25,304	8,366
C1 Total Cash Operating Costs per tonne	$/tn	5,618	6,630	(1,012)	6,108	7,131	(1,023)
C2 Total Cash Costs per tonne	$/tn	6,011	6,881	(870)	6,407	7,413	(1,006)

Notes: Quarterly amounts added together may not equal to the total reported for the period due to rounding.

Exar EBITDA and Adjusted EBITDA

Lithium Argentina reports "Exar EBITDA" and "Exar Adjusted EBITDA" as supplemental non-GAAP operational measures. These measures are presented on a 100% Exar basis and do not represent amounts attributable to Lithium Argentina or its shareholders. Lithium Argentina accounts for its 44.8% interest in Exar using the equity method and accordingly recognizes only its proportionate share of Exar's net income or loss as a single line item in its consolidated statements of operations. These non-GAAP measures do not have a standardized meaning under IFRS and may not be comparable to similar measures disclosed by other issuers.

Management presents these measures to provide investors and other stakeholders with additional insight into the operational performance of the asset in which Lithium Argentina holds its primary interest, and should be read in conjunction with the Company's consolidated financial statements and Exar's financial statements filed pursuant to Rule 3-09 of Regulation S-X, included as an exhibit to the Company's Annual Report on Form 20-F.

Exar EBITDA is defined as Exar's net income (loss) before income tax expense (recovery), finance costs (net), and depreciation and amortization. Exar Adjusted EBITDA further excludes foreign exchange gains and losses, gains and losses arising from derivative liabilities, other income and expense items of a non-cash or non-operating nature. These adjustments reflect items that management considers to be outside the ordinary course of operations at the Cauchari-Olaroz project and that may obscure period-to-period and peer-to-peer comparability of operating results. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our significant equity investee in order to provide liquidity to fund its own needs and service its outstanding debt, as well as repay loans provided by Lithium Argentina and pay dividends.

NEWS RELEASE

(Exar on a 100% basis)		Three months ended			Twelve months ended
		December 31,			December 31,
In USD millions (unless stated otherwise)		2025	2024	Change	2025	2024	Change
Net income (loss)	M$	31.2	(0.5)	31.7	(38.8)	(32.8)	(6.0)
(-/+) Income tax (recovery)/expense	M$	(4.8)	41.7	(46.5)	(14.6)	72.8	(87.4)
(+) Finance costs, net	M$	26.5	36.2	(9.7)	138.5	36.2	102.3
(+) Depreciation and amortization	M$	15.4	14.5	0.9	54.3	20.2	34.1
EBITDA	M$	68.3	91.9	(23.6)	139.4	96.4	43.0
(+/-) FX losses/(gains)	M$	1.7	(85.9)	87.6	9.7	(85.9)	95.6
(-/+) Derivative (gains)/losses	M$	(38.7)	-	(38.7)	(89.9)	3.7	(93.6)
(-/+) Other (income)/loss	M$	(0.9)	-	(0.9)	(3.6)	3.9	(7.5)
Adjusted EBITDA	M$	30.4	6.0	24.4	55.6	18.1	37.5

Note: The reconciliation above has been prepared using financial information from Exar's audited annual financial statements prepared in accordance with IFRS and filed pursuant to Rule 3-09 of Regulation S-X, adjusted for certain reclassifications to conform with Lithium Argentina's presentation. Figures may not sum due to rounding.

Derivative gains and losses reflect fair value changes related to an embedded derivative within Exar's USD-denominated related party loans, that are contractually required to be settled in Argentine Pesos using the Blue-Chip Swap ("BCS") exchange rate. The fair value of this embedded derivative fluctuates with changes in the spread between the BCS rate and the official Argentine exchange rate. These amounts are excluded from Adjusted EBITDA because they reflect non-operating fair value movements associated with financing arrangements rather than the underlying operating performance of the Cauchari-Olaroz project.

Average realized lithium price

Lithium Argentina reports Exar's average realized lithium price as a key non-GAAP financial measure. This non-GAAP financial measure does not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Average realized lithium price per tonne is defined as lithium revenue divided by total lithium tonnes sold.

Scientific & Technical Information and Qualified Persons

The scientific and technical information in this press release in respect to the updated mineral resource has been reviewed and approved by the independent QPs listed below, each of whom is a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects

  David Burga, P.Geo.
  Mark King, PhD PGeo., FGC

The scientific and technical information in this press release in respect of Cauchari-Olaroz has been reviewed and approved by David Burga, P.Geo., a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

NEWS RELEASE

ABOUT LITHIUM ARGENTINA

Lithium Argentina is an emerging producer of lithium carbonate for use primarily in lithium-ion batteries and electric vehicles. The Company, in partnership with Ganfeng operates the Cauchari-Olaroz lithium brine operation in the Jujuy province of Argentina and is advancing PPG in the Salta province of Argentina. Lithium Argentina currently trades on the TSX and on the NYSE under the ticker "LAR".

For further information contact:

Investor Relations

Telephone: +1 778-653-8092

Email: kelly.obrien@lithium-argentina.com

Website: http://www.lithium-argentina.com

FORWARD-LOOKING INFORMATION

This news release contains "forward-looking information" and "forward-looking statements" (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. Forward-looking information can be identified by the use of words such as seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "propose", "potential", "target", "intend", "could", "might", "should", "believe", "scheduled", "implement" and similar words or expressions. All statements, other than statements of historical fact, are forward-looking information. Forward-looking information in this news release include, without limitation, information with respect to the following matters or the Company's expectations relating to such matters:  mineral resource estimates; the impacts of the increase in resources on the Company's growth strategy and for staged capacity expansions at Cauchari-Olaroz; the use of DLE technology; the timing and amount of future production, capacity and anticipated costs; expectations with respect to Stage 2; expectations with respect to the PPG joint venture, including the timing for closing the joint venture and financing plans; the ability of the Company to refinance its existing corporate debt; production guidance; the results of the Scoping Study; global production estimates; permitting and expectations related to the Company's RIGI applications; the Company's consideration of additional stock exchange listings.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company's actual results or performance to differ materially. This information reflects the Company's current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences, and accordingly, the Company can give no assurance that these assumptions and expectations will prove to be correct. With respect to forward-looking information included in this news release, the Company has made assumptions regarding, among other things: current technological trends; a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Company's projects; the business relationship between the Company and Ganfeng; ability of the Company to fund, advance and develop Cauchari-Olaroz and its other projects, and expected production and the timing thereof at Cauchari-Olaroz; ability of the Company to fund, advance and develop PPG; the successful operation of Cauchari-Olaroz under its co-ownership structure; ability of the Company to produce battery quality lithium products; the ability to operate in a safe and effective manner; uncertainties relating to obtaining and/or maintaining mining, exploration, development, environmental and other permits or approvals in Argentina including the Company's RIGI applications; demand for lithium, including that such demand is supported by growth in the electric vehicle market; impact of increasing competition in the lithium business, including the Company's competitive position in the industry; general economic conditions; stability and support of legislative, regulatory and community environment in the jurisdiction where it operates; estimates of and changes to market prices for lithium and commodities; estimates costs for the project or operation; estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; reliability of technical data; and the ability to achieve full production; and accuracy of budget and estimates. Forward-looking information also involves known and unknown risks that may cause actual results to differ materially, these risks include, among others: the operations may not operate and produce as planned; cost overruns; market prices affecting development of the operation; risks associated with co-ownership arrangements; risks with ability to successfully secure adequate financing if necessary; risks to the growth of the lithium markets; lithium prices; inability to obtain any future required governmental permits and that operations may be limited by government-imposed limitations; technology, cyber security and artificial intelligence risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; emerging and developing market risks; operational risks; changes in government regulations; changes in environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project or operation parameters; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties regarding assumptions underlying such estimates; whether mineral resources will ever be converted into mineral reserves; opposition to the Company's projects; geological or technical or processing problems; liabilities and risks; health and safety risks; unanticipated results; unpredictable weather; unanticipated delays; reduction in demand for lithium; inability to generate profitable operations; restrictive covenants in debt instruments; intellectual property risks; dependency on key personnel; currency and interest rate fluctuations; uncertainties inherent to economic studies such as the Scoping Study; there being no assurance that the Company will seek any new stock exchange listing nor successfully obtain one; and volatility in general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company's management discussion analysis and most recent Annual Report on Form 20-F, copies of which are available on SEDAR+ at www.sedarplus.ca

NEWS RELEASE

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.